Kehei, LLC
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 110,606	$ 4,418
Total current assets	110,606	4,418
Total assets	$ 110,606	$ 4,418
LIABILITIES AND MEMBERS' EQUITY		
Total liabilities	-	-
Commitments and contingencies	-	-
Members contribution	6,902	6,902
Retained earnings	103,704	(2,484)
Total members' equity	110,606	4,418
Total liabilities and members' equity	$ 110,606	$ 4,418